Exhibit 16.1

June 20, 2002

Office of the Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Sir or Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the consolidated financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read Item 4 included in the Form 8-K dated June 13, 2002 of Cedar Fair, L.P. to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

/s/ Arthur Andersen LLP

Arthur Andersen LLP

cc: Mr. Bruce A. Jackson